UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 06, 2013
Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Statoil ASA on June 06, 2013, entitled "Ormen Lange redetermination process concluded".

Ormen Lange redetermination process concluded

After a redetermination process in the Ormen Lange Unit in the Norwegian Sea, Statoil’s (OSE: STL, NYSE: STO) revised ownership share in the unit will be 25.35%.

Statoil’s ownership share in the unit has been adjusted down by 3.57% percentage points from today’s ownership share of 28.92%.

In accordance with the Unit Operating Agreement a redetermination process has been concluded in the Ormen Lange Unit. The purpose has been to review and where relevant revise and re-allocate each unit owners’ equity share and capex in the Ormen Lange unit in accordance with the reservoir performance and updates after the field came on stream in 2007.

In order to both reflect the new ownership share and compensate for previous overlift Statoil will be attributed 19.01% of the dry gas production in the period 1 July 2013 to 1 July 2015, and 12.68% from 1 July 2015. The make up period is expected to be finalised during first half 2016.

The corresponding share of condensate production will be 12.68% from 1 September 2013. The make up period for condensate is expected to be finalized in 2015.

Statoil production for the second half of 2013 is estimated to be negatively impacted by around 40 000 barrels of oil equivalent per day.

A settlement will be made to take into account the accumulated investments in the field for which Statoil will be compensated

Further information:

Investor relations

Lars Valdresbråten, investor relations,
Tel: +47 40 28 17 89

Press

Fredrik Norman, media relations,
Tel: +47 91 86 65 67

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: June 06, 2013	By:	___/s/ Torgrim Reitan Name: Torgrim Reitan Title: Chief Financial Officer